Exhibit 99.3

Immunocore Reports Third Quarter 2023 Financial Results and Provides Business Update

KIMMTRAK net revenues of £49.7 million ($60.7 million) in Q3 2023, maintaining strong momentum in major markets with continued reimbursement expansion globally

New Phase 3 clinical trial of KIMMTRAK adjuvant therapy for uveal (or ocular) melanoma (ATOM) in collaboration with the European Organisation for Research and Treatment of Cancer (EORTC)

Long-term survival for KIMMTRAK in metastatic uveal melanoma demonstrated – published in the New England Journal of Medicine and presented as a mini oral at ESMO Congress 2023

 IMC-F106C (PRAME-A02) progressing; data in multiple tumors expected in 1H 2024 and first patient randomized in Phase 3 cutaneous melanoma trial (PRISM-MEL301) in 1Q 2024

Cash and cash equivalents increased to £364 million ($445 million) as of September 30, 2023

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 07 November 2023) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious diseases and autoimmune conditions, today announced its financial results for the third quarter ended September 30, 2023, and provided a business update.

“We are proud to have simultaneously published in the New England Journal of Medicine and presented at ESMO 2023 the unprecedented three-year survival follow-up from our pivotal trial of KIMMTRAK in metastatic uveal melanoma,” said Bahija Jallal, Immunocore’s Chief Executive Officer. “We continue to pioneer TCRs by exploring KIMMTRAK in the adjuvant setting with the EORTC-sponsored ATOM Phase 3 clinical trial and progressing the PRAME franchise in multiple solid tumors.”

Third Quarter 2023 Highlights (including post-period)

KIMMTRAK®

KIMMTRAK (tebentafusp-tebn) for metastatic uveal melanoma (mUM)
KIMMTRAK is approved in over 35 countries globally. Total net product revenue arising from the sale of KIMMTRAK (or “net sales”) was £49.7 million (or $60.7 million) in the third quarter of 2023, an increase of 9% (or 5% in USD*) compared to the second quarter of 2023, of which £34.5 million (or $42.1 million) was in the United States, £15.0 million (or $18.3 million) in Europe, and £0.2 million (or $0.3 million) in Rest of World.

Commercial sales have increased in the United States and European countries, including France, Germany and Italy, during the third quarter. In early August, the Company signed a KIMMTRAK pricing reimbursement agreement with authorities in Germany. Since the beginning of 2023, we have launched KIMMTRAK in Austria, Israel, Italy, Finland, Switzerland and Belgium, and have recently reached price agreements with Canada and Australia.
In October, the Company published in the New England Journal of Medicine and presented at the European Society for Medical Oncology (ESMO) 2023 Congress long-term overall survival (OS) data from the KIMMTRAK (tebentafusp-tebn) Phase 3 clinical trial in previously untreated HLA-A*02:01 positive patients with metastatic uveal melanoma. The longest of any randomized trial for metastatic uveal melanoma, the trial demonstrated a three-year OS rate of 27% in the tebentafusp arm, versus 18% in the control arm (investigator’s choice, predominantly [82%] single agent pembrolizumab).

In October, the Company signed an agreement for a European Organisation for Research and Treatment of Cancer (EORTC)-sponsored trial to study tebentafusp as adjuvant therapy of uveal (or ocular) melanoma (ATOM). The Phase 3 trial will randomize HLA-A*02:01 positive patients after definitive treatment of high-risk primary uveal melanoma and no evidence of metastatic disease on imaging. Patients will be randomized to one of two arms: KIMMTRAK as monotherapy or observation. The primary endpoint of the trial is relapse-free survival (RFS). The Company anticipates that the EORTC will randomize the first patient in the trial in 2024. The EORTC is a non-profit cancer research organization with a mission to coordinate and conduct international translational and clinical research to improve the standard of cancer treatment for patients.

In October, the Company won the prestigious Galenus von Pergamon Prize (the German Prix Galien) for best ‘Orphan Drug’ for KIMMTRAK, adding to the French award for best ‘Medicine in Innovative Therapeutics’ received in 2022.

TEBE-AM - Phase 2/3 trial with KIMMTRAK in second-line or later cutaneous melanoma

Randomization continues in the Phase 2/3 clinical trial of KIMMTRAK in HLA-A*02:01 positive patients with second-line or later cutaneous melanoma. The trial is randomizing patients with advanced melanoma who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF inhibitor. Patients are being randomized to one of three arms, including KIMMTRAK as monotherapy or in combination with an anti-PD1, and a control arm. The trial has a dual primary endpoint of OS and circulating tumor DNA (ctDNA) reduction. The Company expects to complete randomization of the Phase 2 portion of the trial in the second half of 2024.

PRAME franchise

PRISM-MEL301 – First PRAME Phase 3 trial with IMC-F106C in first-line cutaneous melanoma

In August, the Company announced the planned start of a registrational Phase 3 trial with IMC-F106C in cutaneous melanoma. The trial will randomize patients with HLA-A*02:01 positive, first-line cutaneous melanoma to IMC-F106C + nivolumab versus a control arm of either nivolumab or nivolumab + relatlimab, depending on the country where the patient is enrolled. The Company plans to randomize the first patient in this trial in the first quarter of 2024.

Phase 1/2 IMC-F106C targeting PRAME-A02 in multiple solid tumors

In addition to progressing IMC-F106C into a registrational trial in cutaneous melanoma, the Company is continuing to enroll patients in the monotherapy and combination arms of the Phase 1/2 clinical trial across multiple tumor types, including expansion arms for patients with advanced ovarian, non-small cell lung, endometrial, and melanoma cancers. In August, the Company provided an updated analysis of the original 18 melanoma patients (initially presented at ESMO in September 2022), which continues to show promising durability of the clinical activity (range of duration of partial response from 6 months to 17 months). The Company expects to report data from the trial in the first half of 2024.

IMC-P115C (PRAME-A02 HLE), IMC-T119C (PRAME-A24)

The Company continues to work on expanding the PRAME franchise, with pre-clinical work ongoing for two new PRAME ImmTAC candidates, IMC-P115C (PRAME-A02 HLE) and IMC-T119C (PRAME-A24) for solid tumors, with both on-track for investigational new drug (IND) or clinical trial application (CTA) submission in 2024.

Early oncology pipeline

IMC-R117C (PIWIL1)

The Company remains on-track to submit an IND/CTA in the fourth quarter of 2023 for IMC-R117C, an ImmTAC targeting the PIWIL1 protein for colorectal and other gastrointestinal cancers. The Company believes this is the first PIWIL1-targeted immunotherapy in development.

Infectious diseases

IMC-M113V and IMC-I109V: aiming for functional cure in HIV and HBV

The Company continues to enroll people living with HIV in the multiple ascending dose (MAD) part of a Phase 1 clinical trial with IMC-M113V, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral load and, after stopping all therapies (antiretroviral therapies and ImmTAV), delay or prevent HIV rebound (known as functional cure). The MAD part of the trial will enroll up to 28 participants. The Company expects to present a data update in 2024.

A Phase 1 clinical trial with IMC-I109V, enrolling people living with HBV, is ongoing and continues to enroll patients in the single ascending dose portion of the trial. In August, the Company announced that the multiple dose portion of the trial has been amended to include patients with HBV-positive hepatocellular carcinoma.

Corporate Updates

The Company appointed John Goll as Senior Vice President (SVP), Finance and Chief Accounting Officer. Prior to joining Immunocore, he served as the SVP, Chief Accounting Officer at Insmed. Additionally, the Company appointed John Trainer as SVP, Chief Operating Officer. Prior to joining the Company, John served as the Chief Financial Officer at NexImmune.
Financial Results

Total net product revenue arising from the sale of KIMMTRAK was £49.7 million ($60.7 million) and £137.3 million ($167.7 million) in the three and nine months ended September 30, 2023, respectively, of which £34.5 million ($42.1 million) and £96.9 million ($118.3 million) was in the United States, £15.0 million ($18.3 million) and £39.5 million ($48.3 million) was in Europe, and £0.2 million ($0.3 million) and £0.9 million ($1.1 million) was in Rest of World. For the three and nine months ended September 30, 2022, the Company recorded total net product and pre-product revenue of £36.3 million and £74.5 million, respectively.

For the three and nine months ended September 30, 2023, the Company’s research and development expenses were £31.7 million ($38.7 million) and £88.9 million ($108.6 million), respectively, as compared to £23.3 million and £62.0 million for the three and nine months ended September 30, 2022, respectively. For the three and nine months ended September 30, 2023, the selling and administrative expenses were £20.3 million ($24.8 million) and £87.5 million ($106.8 million), respectively, compared to £11.7 million and £50.6 million for the three and nine months ended September 30, 2022, respectively.

Basic and diluted profit per share for the three months ended September 30, 2023 was £0.04 (or $0.05 and $0.04, respectively), as compared to basic profit per share of £0.13 and diluted profit per share of £0.12 for the three months ended September 30, 2022. Basic and diluted loss per share for the nine months ended September 30, 2023 was £0.59 (or $0.72), compared to a basic and diluted loss per share of £0.36 for the nine months ended September 30, 2022.

Cash and cash equivalents were £364.0 million ($444.5 million) as of September 30, 2023, compared to £332.5 million as of December 31, 2022.

* The Company maintains its books and records in pounds sterling. For the convenience of the reader, the Company has translated pound sterling amounts as of and for the period ended September 30, 2023 into U.S. dollars at a rate of £1.00 to $1.2214. Comparisons to the three months ended June 30, 2023 are based on previously reported U.S. dollar amounts, which applied a convenience rate of £1.00 to $1.2709.

About the ATOM Phase 3 trial

The EORTC-led Phase 3 clinical trial will include sites in 10 EU countries and the United States and will randomize patients with HLA-A*02:01 positive high-risk primary uveal melanoma after definitive treatment, by surgery or radiotherapy, and no evidence of metastatic disease on imaging. The trial is expected to enroll a total of 290 patients who will be randomized 1:1 to one of two arms: KIMMTRAK as monotherapy or observation. The primary endpoint of the trial is relapse-free survival (RFS), with secondary objectives of overall survival and safety and tolerability of tebentafusp. Exploratory objectives include the comparison of the health-related quality of life between the treatment arms and the evaluation of the role of circulating tumor DNA as a biomarker for the presence of residual disease.
About TEBE-AM - Phase 2/3 trial with tebentafusp (gp100xCD3) in second-line or later cutaneous melanoma

The trial is randomizing patients with second-line or later cutaneous melanoma who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm.

About PRISM-MEL301 – Phase 3 trial with IMC-F106C (PRAMExCD3) in 1L advanced cutaneous melanoma

The Phase 3 registrational trial will randomize patients with previously untreated, HLA-A*02:01 positive, advanced melanoma to IMC-F106C + nivolumab versus nivolumab or nivolumab + relatlimab, depending on the country where the patient is enrolled. The study will initially randomize to three arms: two F106C dose regimens (40 mcg and 160 mcg) and control arm and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). The primary endpoint of the trial is progression free survival (PFS) by blinded independent central review (BICR), with secondary endpoints of overall survival (OS) and overall response rate (ORR).

About ImmTAV molecules and infectious diseases

ImmTAV (Immune mobilizing monoclonal TCRs Against Virus) molecules are novel bispecific molecules that, like ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules, are designed to enable the immune system to recognize and eliminate virally infected cells.

Immunocore is advancing clinical candidates to cure patients with HIV and HBV. The Company aims to achieve a reduction in viral reservoirs to enable sustained control of HIV after stopping antiretroviral therapy (ART), without the risk of virological relapse or onward transmission. This is known as ‘functional cure’. For the treatment of HBV, the Company aims to achieve sustained loss of circulating viral antigens and markers of viral replication after stopping medication for people living with chronic hepatitis B.

About Uveal Melanoma

Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, and up to 50% of people with uveal melanoma will eventually develop metastatic disease. Unresectable or metastatic uveal melanoma typically has a poor prognosis and had no approved treatment until KIMMTRAK.

About KIMMTRAK®

KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity

KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect

Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore

Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “believe”, “expect”, “plan”, “anticipate” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the commercial performance of KIMMTRAK including planned launches in additional countries including Canada; the ability to translate a pricing agreement into a success launch; the potential benefits and advantages KIMMTRAK will provide for patients; the estimated market share of KIMMTRAK; the benefits of the Company’s collaboration with EORTC; the risk that the Company may not realize the anticipated benefits of its collaboration with EORTC; uncertainties relating to regulatory applications and related filing and approval timelines for tebentafusp as a treatment for positive high-risk primary uveal melanoma or other programs subject of the collaboration, including the risk that FDA may not approve any such programs on the currently anticipated timelines or at all, and any marketing approvals, if granted, may have significant limitations on its use; the estimated market size and patient population for KIMMTRAK and the Company’s other product candidates; expectations regarding the design, progress, timing, enrollment, scope, expansion, and results of the Company’s existing and planned clinical trials, those of the Company’s collaboration partners or the combined clinical trials with the Company’s collaboration partners; the timing and sufficiency of clinical trial outcomes to support potential approval of any of the Company’s product candidates or those of, or combined with, its collaboration partners, the Company’s goals to develop and commercialize product candidates based on its KIMMTRAK platform alone or with collaboration partners; the expected submission of investigational new drug applications or clinical trial applications; the potential regulatory approval, expected clinical benefits and availability of Immunocore’s product candidates; market competition; sales, marketing, manufacturing and distribution requirements; and potential growth opportunities and trends, including in connection with product launches in future quarters. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of health epidemics or pandemics, war in Ukraine, the conflict between Hamas and Israel, or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including changes inflation and interest rates and unfavorable general market conditions, and the impacts thereon of the war in Ukraine, the conflict between Hamas and Israel, and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any of its product candidates it or its collaborators are developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 1, 2023, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E:  sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Investor Relations
Clayton Robertson / Morgan Warenius
T: +1 215-384-4781
E: ir@immunocore.com

Unaudited Condensed Consolidated Statements of Profit / (Loss)

Comparison of the Three Months Ended September 30, 2023 and 2022

	Three Months Ended September 30,
	2023				2022
	$	’000	£	’000	£	’000
Product revenue, net		60,727		49,719		33,252
Pre-product, revenue, net		—		—		3,051
Collaboration revenue		2,161		1,769		4,896
Total revenue		62,888		51,488		41,199

Cost of product revenue		(269)		(220)		(63)
Research and development expenses		(38,693)		(31,679)		(23,301)
Selling and administrative expenses		(24,780)		(20,288)		(11,663)
Operating (loss) / profit		(854)		(699)		6,172
Finance income		4,997		4,091		597
Finance costs		(1,993)		(1,632)		(1,785)
Net finance income / (costs)		3,004		2,459		(1,188)
Profit before taxes		2,150		1,760		4,984
Income tax credit		176		144		1,244
Profit for the period		2,326		1,904		6,228

Basic profit per share - $ / £		$0.05		£0.04		£0.13
Diluted profit per share - $ / £		$0.04		£0.04		£0.12

Basic weighted average number of shares				49,134,037		46,998,420
Diluted weighted average number of shares				54,158,967		51,443,276

	Nine Months Ended September 30,
	2023				2022
	$	’000	£	’000	£	’000
Product revenue, net		167,680		137,285		64,926
Pre-product, revenue, net		—		—		9,588
Collaboration revenue		7,949		6,508		21,161
Total revenue		175,629		143,793		95,675

Cost of product revenue		(1,568)		(1,284)		(345)
Research and development expenses		(108,576)		(88,895)		(62,032)
Selling and administrative expenses		(106,840)		(87,473)		(50,579)
Operating loss		(41,355)		(33,859)		(17,281)
Finance income		12,274		10,049		725
Finance costs		(5,883)		(4,817)		(4,515)
Net finance income / (cost)		6,391		5,232		(3,790)
Loss before taxes		(34,964)		(28,627)		(21,071)
Income tax (charge) / credit		(297)		(243)		5,050
Loss for the period		(35,261)		(28,870)		(16,021)
Basic and diluted loss per share - $ / £		(0.72)		(0.59)		(0.36)

Weighted average number of shares				48,671,732		44,944,827

Condensed Consolidated Statements of Financial Position at

	September 30, 2023 £’000	December 31, 2022 £’000
Non-current assets
Property, plant and equipment	8,025	6,472
Intangible assets	1,589	410
Right of use assets	25,832	25,173
Other non-current assets	8,846	7,342
Deferred tax asset	4,135	4,240
Total non-current assets	48,427	43,637
Current assets
Inventory	1,857	943
Trade and other receivables	49,880	46,711
Tax receivable	—	11,688
Cash and cash equivalents	363,955	332,539
Total current assets	415,692	391,881
Total assets	464,119	435,518
Equity
Share capital	99	97
Share premium	146,205	123,751
Foreign currency translation reserve	(4,266)	(3,097)
Other reserves	337,847	337,847
Share-based payment reserve	101,781	81,411
Accumulated deficit	(290,123)	(261,253)
Total equity	291,543	278,756
Non-current liabilities
Non-current accruals	2,531	1,479
Interest-bearing loans and borrowings	38,484	39,500
Deferred revenue	4,331	4,331
Lease liabilities	29,469	28,248
Provisions	153	114
Total non-current liabilities	74,968	73,672
Current liabilities
Trade and other payables	93,135	75,076
Corporation tax liability	367	—
Interest-bearing loans and borrowings	1,024	—
Deferred revenue	1,602	6,408
Lease liabilities	1,445	1,555
Provisions	35	51
Total current liabilities	97,608	83,090
Total liabilities	172,576	156,762
Total equity and liabilities	464,119	435,518

Issued number of ordinary shares	49,438,256	48,088,346

Condensed Consolidated Statement of Cash Flows for Each Period Presented:

	Nine Months Ended September 30,
	2023		2023		2022
	$	’000	£	’000	£	’000

Cash and cash equivalents at beginning of year		406,163		332,539		237,886
Net cash flows from / (used in) operating activities		14,069		11,519		(31,923)
Net cash flows from / (used in) investing activities		5,439		4,453		(139)
Net cash flows from financing activities		19,862		16,262		115,645
Net foreign exchange difference on cash held		(999)		(818)		25,720
Cash and cash equivalents at end of period		444,534		363,955		347,189